UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México announces that it has been designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission for the third consecutive year”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 26, 2018

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THAT IT HAS BEEN DESIGNATED A LEVEL III

DOMESTIC SYSTEMICALLY IMPORTANT FINANCIAL INSTITUTION BY THE MEXICAN

NATIONAL BANKING AND SECURITIES COMMISSION FOR THE THIRD CONSECUTIVE YEAR

Mexico City, Mexico, April 26 th, 2018 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of the leading banking institutions in Mexico, announced that it has been designated a Level III – Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (the “CNBV”) for the third consecutive year.

The capital buffer applicable to Banco Santander México remains at 1.20%, in addition to a regulatory capitalization ratio of 10.5%. This capital buffer can be built progressively over a maximum period of four years starting in 2016, and the Bank’s minimum capitalization ratio should amount to 11.7% by the end of 2019.

While the CNBV allows for the progressive fulfillment of the capital buffer requirement, Banco Santander México reported a capitalization ratio of 15.71% as of March 31, 2018. Thus, Banco Santander México already complies with this regulatory requirement.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2018, Banco Santander México had total assets of Ps.1,288 billion under Mexican Banking GAAP and more than 15.8 million customers. Headquartered in Mexico City, the Company operates 1,375 branches and offices nationwide and has a total of 17,829 employees.

Investor Relations Contacts

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include, without limitation, statements about the intent, belief, targets or current expectations concerning the future business development and performance of Banco Santander México. While these forward-looking statements represent our judgment and current expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. Information relating to risks, uncertainties and other factors that affect our business are included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The risks and uncertainties included in our filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward looking statements, except as required by applicable law.